July 1, 2011	Alan Gilbert Direct Phone: 612-672-8381 Direct Fax: 612-642-8381 Alan.Gilbert@maslon.com

SUBMITTED VIA EDGAR
Jeffrey P. Riedler
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	ZIOPHARM Oncology, Inc. (the “Company”)
Registration Statement on Form S-3
Filed May 18, 2011
File Number 333-174292

Dear Mr. Riedler:

Reference is made to your comment letter dated June 21, 2011 (the “Comment Letter”) with respect to the Registration Statement on Form S-3, SEC File No. 333-174292, filed by the Company on May 18, 2011 (the “Registration Statement”).  In the Comment Letter, you request that the Company amend the Registration Statement to remove the “Second Tranche Shares.”  In that regard, and contemporaneously with the filing of this correspondence, the Company has filed with the Commission Amendment No. 1 to Registration Statement removing the resale of the Second Tranche Shares from the transactions to be registered.

Should you have additional comments or questions regarding the Registration Statement, please direct them to the undersigned at Maslon Edelman Borman & Brand, LLP, counsel to the Company, by telephone at (612) 672-8381, by fax at (612) 642-8381, or by email at alan.gilbert@maslon.com; or to Richard E. Bagley, the Company’s President, Chief Operating Officer and Chief Financial Officer, by telephone at (617) 259-1978, by fax at (617) 241-2855 or by email at rbagley@ziopharm.com.

Regards, /s/ Alan M. Gilbert Alan M. Gilbert, Esq.

cc: (via email):	Dr. Jonathan Lewis
Richard E. Bagley
Tyler Cook
Kevin Lafond